Exhibit 99.1

Kamada Reports Financial Results for Third Quarter and First Nine Months of 2018

•	Total Revenues for First Nine Months of 2018 were $66.3 Million, a 1% Decrease Year-Over-Year
•	Gross Profit for First Nine Months of 2018 was $20.2 million, a 1% Decrease Year-Over-Year
•	Adjusted EBITDA was $7.4 Million in First Nine Months of 2018, an Increase of 71% Compared to $4.3 Million in Same Period of 2017
•	Reaffirms Revised Revenue Guidance of $102 to $108 Million in Total Revenues for 2018
•	Provides Total Revenue Guidance of $125 to $130 Million for 2019, which represents more than 20% increase over 2018 Guidance

REHOVOT, Israel – November 12, 2018 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company, today announced financial results for the three and nine months ended September 30, 2018.

“While our revenue and profitability metrics were, as expected, meaningfully impacted in the third quarter by the labor strike at our Beit Kama production facility,  for the first nine months of 2018, our operating and net profits were significantly improved from the same period last year,” said Amir London, Kamada’s Chief Executive Officer. “Based on our outlook for a strong fourth quarter, we are reiterating our revised full-year 2018 revenue guidance of $102 million to $108 million.  For 2019, based on our projected production capacity and product availability, we expect total revenues in the range of $125 million to $130 million, which would represent an increase of more than 20 percent over anticipated full-year 2018 total revenue.  The projected revenues for 2019 are comprised of approximately 80% of Kamada’s proprietary products segment and the balance is revenues of our Israeli distribution segment. The expected growth will primarily be driven by our increased sales of GLASSIA® and KedRAB® in the U.S. market.”

“During the first nine months of 2018, we generated operating income of $3.9 million, as compared to operating income of $1.0 million for the same period last year.  In addition, we recorded $4.6 million in net income during the first nine months of 2018, a substantial increase over the $0.6 million of net income recorded in the first nine months of 2017.  Our adjusted EBITDA of $7.4 million for the first nine months increased 71% compared to the same period of 2017.  Moreover, we continue to maintain a strong cash position, including $44.9 million of cash and short-term investments at the end of the third quarter, which provides us with the financial resources needed to continue executing on our business plan,” continued Mr. London.

“Our development pipeline continues to progress.  Following receipt of positive scientific advice from the Committee for Medicinal Products for Human Use of the European Medicines Agency on the overall design of our proposed pivotal Phase 3 study for our proprietary inhaled AAT for the treatment of alpha-1 antitrypsin deficiency, we are finalizing a detailed plan for the clinical program, and preparing a Clinical Trial Application submission.  In the U.S., we continue to advance our discussions with the Food and Drug Administration in order to reach agreement on the regulatory path forward for inhaled AAT as expeditiously as possible,” concluded Mr. London.

Financial Highlights for the Three Months Ended September 30, 2018
•
Total revenues were $15.0 million in the third quarter of 2018, a 35% decrease from the $22.9 million recorded in the third quarter of 2017, due to the delay in product supply as a result of the now concluded labor strike.

•	Revenues from the Proprietary Products segment in the third quarter of 2018 were $9.5 million, a 45% decrease from the $17.0 million reported in the third quarter of 2017.
•	Revenues from the Distributed Products segment were $5.5 million in the third quarter of 2018, a 6% decrease from the $5.9 million recorded in the third quarter of 2017.
•
Gross profit was $2.5 million in the third quarter of 2018, a $3.9 million decrease from the $6.4 million reported in the third quarter of 2017.  Gross margin decreased to 17% from 33% in the third quarter of 2017, due primarily to a one-time loss of $0.8 million due to a loss of in-process materials and $1.8 million of overhead cost charges due to lower than standard production level in the third quarter, both of which are directly related to the labor strike.

•	Operating expenses, including R&D and SG&A expenses, totaled $5.0 million in the third quarter of 2018, as compared to $6.8 million in the third quarter of 2017.
•	Net loss was $2.4 million, or ($0.06) per share, in the third quarter of 2018, compared to a net loss of $0.2 million, or ($0.01) per share, in the third quarter of 2017.
•	Adjusted EBITDA was ($1.4) million in the third quarter of 2018, compared to $0.8 million in the third quarter of 2017.
•	Cash provided by operating activities was $1.0 million in the third quarter of 2018, compared to cash used in operating activities of $1.5 million in the third quarter of 2017.

Financial Highlights for the Nine months Ended September 30, 2018
•	Total revenues were $66.3 million in the first nine months of 2018, a 1% decrease from the $67.1 million recorded in the same period of 2017.
•	Revenues from the Proprietary Products segment in the first nine months of 2018 were $47.6 million, a 6% decrease from the $50.6 million reported in the same period of 2017.
•	Revenues from the Distributed Products segment were $18.6 million in the first nine months of 2018, a 12% increase from the $16.5 million recorded in the same period of 2017.
•
Gross profit was $20.2 million in the first nine months of 2018, a $0.3 million decrease from the $20.5 million reported in the first nine months of 2017. Gross margin increased to 31% from 30% in the first nine months of 2017.

•
Operating expenses, including R&D and SG&A expenses, totaled $16.3 million in the first nine months of 2018, as compared to $19.5 million in the same period of 2017. This decrease was attributable to a decrease in R&D spending.

•	Net income was $4.6 million, or $0.11 per share, in the first nine months of 2018, compared to net income of $0.6 million, or $0.02 per share, in the same period of 2017.
•	Adjusted EBITDA was $7.4 million in the first nine months of 2018, an increase of approximately 71% compared to $4.3 million in the same period of 2017.
•	Cash flow provided by operating activities was $4.2 million, compared to cash used in operating activities of $0.1 million in the same period of 2017.

Balance Sheet Highlights
As of September 30, 2018, the Company had cash, cash equivalents and short-term investments of $44.9 million, compared with $43.0 million at December 31, 2017.

Recent Corporate Highlights
•	Concluded labor strike at Beit Kama production facility in Israel.
•
Announced the extension of an ongoing investigator initiated, proof-of-concept study evaluating the potential benefit of the Company’s liquid AAT on liver preservation and transplant rejection prevention. Kamada is collaborating with Massachusetts General Hospital, which is conducting and funding a study to assess the effect of AAT on liver graft quality and viability, and to evaluate the liver graft for markers of Ischemia-Reperfusion Injury and tissue damage.

•
Appointed Eitan Kyiet as Vice President of Business Development.  Mr. Kyiet has over 20 years of experience in business development, strategic operations and corporate law, with a significant portion of his career spent in the life sciences industry.  He will lead Kamada's business development and strategic commercial activities, with a focus on advancing market opportunities for the Company's products.

Conference Call
Kamada management will host an investment community conference call on Monday, November 12 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 888-394-8218 (from within the U.S.), 1809-212-883 (from Israel), or 323-701-0225 (International) and entering the conference identification number: 7992586. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through November 27 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 7992586. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, it's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as (without limitation) statements regarding the company’s full-year 2018 and 2019 total revenue guidance, the optimism associated with the development plan for Kamada’s proposed pivotal Phase 3 study for its proprietary inhaled Alpha-1 Antitrypsin (AAT) and related regulatory path, as well as the progress of the collaboration with Massachusetts General Hospital for evaluating the potential benefit liquid AAT on liver preservation and transplant rejection prevention.. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays in clinical and pre-clinical studies, additional competition in relevant markets, regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

###

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS
	As of September 30,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$12,871	$12,156	$12,681
Short-term investments	32,051	27,986	30,338
Trade receivables, net	14,826	21,980	30,662
Other accounts receivables	1,857	2,683	2,132
Inventories	28,934	23,144	21,070
	90,539	87,949	96,883

Property, plant and equipment, net	24,406	23,597	25,178
Other long term assets	176	443	49
	24,582	24,040	25,227
	$115,121	$111,989	$122,110
Current Liabilities
Current maturities of loans and capital leases	585	602	614
Trade payables	11,512	12,004	18,036
Other accounts payables	4,662	6,299	5,820
Deferred revenues	1,854	4,816	4,927
	18,613	23,721	29,397
Non-Current Liabilities

Loans and capital leases	880	1,501	1,370
Deferred revenues	677	1,000	707
Employee benefit liabilities, net	1,035	2,057	1,144
	2,592	4,558	3,221
Shareholder's Equity
Ordinary shares	10,406	10,399	10,400
Additional paid in capital	178,873	177,193	177,874
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(8)	57	46
Capital reserve from fair value financial assets through other comprehensive income	(5)	34	(4)
Capital reserve from share-based payments	9,246	10,413	9,566
Capital reserve from employee benefits	(337)	(81)	(337)
Accumulated deficit	(100,769)	(110,815)	(104,563)
	93,916	83,710	89,492
	$115,121	$111,989	$122,110

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands

Revenues from proprietary products	$47,646	$50,568	$9,454	$17,058	$79,559
Revenues from distribution	18,612	16,547	5,521	5,860	23,266

Total revenues	66,258	67,115	14,975	22,918	102,825

Cost of revenues from proprietary products	30,506	32,727	7,869	11,509	51,335
Cost of revenues from distribution	15,536	13,930	4,587	4,961	19,402

Total cost of revenues	46,042	46,657	12,456	16,470	70,737

Gross profit	20,216	20,458	2,519	6,448	32,088

Research and development expenses	7,174	10,056	2,323	3,418	11,973
Selling and marketing expenses	2,724	3,133	818	1,021	4,398
General and administrative expenses	6,132	6,270	1,902	2,323	8,273
Other expenses	311	-	-	-	-
Operating income ( loss)	3,875	999	(2,524)	(314)	7,444

Financial income	628	266	214	92	500
Financial expenses	(297)	(50)	(84)	(14)	(162)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	334	(479)	3	-	(612)
Income ( loss) before taxes	4,540	736	(2,391)	(236)	7,170
Taxes on income	(11)	87	-	-	269

Net Income ( loss)	4,551	649	(2,391)	(236)	6,901

Other Comprehensive Income (loss)
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	(1)	15	28	3	(23)
Gain (loss) on cash flow hedges	(88)	303	56	(69)	329
Net amounts transferred to the statement of profit or loss for cash flow hedges	34	(219)	27	(103)	(256)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	(256)
Total comprehensive income (loss)	$4,496	$748	$(2,280)	$(405)	$6 ,695

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.11	$0.02	$(0.06)	$(0.01)	$0.18
Diluted income (loss) per share	$0.11	$0.02	$(0.06)	$(0.01)	$0.18

Consolidated statement of cash flow

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities

Net income (loss)	$4,551	$649	$(2,391)	$(236)	$6,901

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,814	2,648	874	903	3,523
Financial expenses (income), net	(665)	263	(133)	(78)	274
Cost of share-based payment	679	659	294	218	483
Income tax expense (income)	(11)	87	-	-	269
Gain from sale of property and equipment	70	(49)	-	(4)	(52)
Change in employee benefit liabilities, net	(109)	278	(18)	137	166
	2,778	3,886	1,017	1,176	4,663
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	15,346	(2,924)	9,929	863	(9,967)
Decrease (increase) in other accounts receivables	(179)	(393)	(16)	(547)	328
Decrease (increase) in inventories	(7,864)	2,450	(1,561)	928	4,524
Decrease (increase) in deferred expenses	522	872	91	(132)	594
Decrease (decrease) in trade payables	(6,394)	(3,885)	(4,786)	(1,906)	(838)
Increase (decrease) in other accounts payables	(1,117)	716	(141)	(473)	71
Decrease in deferred revenues	(3,860)	(1,691)	(1,286)	(1,238)	(2,930)
	(3,546)	(4,855)	2,230	(2,505)	(8,218)
Cash received (paid) during the year for:

Interest paid	(42)	(16)	(12)	(7)	(21)
Interest received	451	266	204	117	399
Taxes paid	(17)	(14)	(8)	(4)	(116)
	392	236	184	106	262

Net cash provided by (used in) operating activities	$4,175	$(84)	$1,040	$(1,459)	$3,608

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
		In thousands
Cash Flows from Investing Activities

Proceeds from sale of (investment in) short term investments, net	$(1,747)	$(9,068)	$207	$(12,041)	$(11,501)
Purchase of property and equipment and intangible assets	(2,033)	(3,407)	(534)	(792)	(4,167)
Proceeds from sale of property and equipment	15	57	-	4	60
Net cash used in investing activities	(3,765)	(12,418)	(327)	(12,829)	(15,608)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	6	2	3	1	3
Receipt of long-term loans	-	279	-	279	279
Repayment of long-term loans	(450)	(380)	(149)	(142)	(530)
Proceeds from issuance of ordinary shares, net	-	15,558	-	15,558	15,568

Net cash provided by (used in) financing activities	(444)	15,459	(146)	15,696	15,320

Exchange differences on balances of cash and cash equivalent	224	(769)	(52)	(276)	(607)

Increase in cash and cash equivalents	190	2,188	515	1,132	2,713

Cash and cash equivalents at the beginning of the period	12,681	9,968	12,356	11,024	9,968

Cash and cash equivalents at the end of the period	$12,871	$12,156	$12,871	$12,156	$12,681

Significant non-cash transactions
Purchase of property and equipment through capital lease	-	282	-	-	282
Purchase of property and equipment	$215	$398	$215	$398	$1,681

Adjusted EBITDA

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2018	2017	2018	2017	2017
	Thousands of US dollar
Net income (loss)	$4,551	$649	$(2,391)	$(236)	$6,901
Income tax expense	(11)	87	-	-	269
Financial expense, net	(331)	(216)	(130)	(78)	(338)
Depreciation and amortization expense	2,814	2,648	874	903	3,523
Share-based compensation charges	675	659	291	218	483
Expense (Income) in respect of translation differences and derivatives instruments, net	(334)	479	(3)	-	612
	$7,364	$4,306	$(1,360)	$807	$11,450

Adjusted net income
	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2018	2017	2018	2017	2017
	Thousands of US dollar
Net income (loss)	$4,551	$649	$(2,391)	$(236)	$6,901
Share-based compensation charges	679	659	294	218	483
Adjusted net income (loss)	$5,230	$1,308	$(2,097)	$(18)	$7,384

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$12,871	$12,156	$12,681
Short-term investments	32,051	27,986	30,338
Trade receivables, net	14,826	21,980	30,662
Other accounts receivables	1,857	2,683	2,132
Inventories	28,934	23,144	21,070
	90,539	87,949	96,883

Property, plant and equipment, net	24,406	23,597	25,178
Other long term assets	176	443	49
	24,582	24,040	25,227
	$115,121	$111,989	$122,110
Current Liabilities
Current maturities of loans and capital leases	585	602	614
Trade payables	11,512	12,004	18,036
Other accounts payables	4,662	6,299	5,820
Deferred revenues	1,854	4,816	4,927
	18,613	23,721	29,397
Non-Current Liabilities

Loans and capital leases	880	1,501	1,370
Deferred revenues	677	1,000	707
Employee benefit liabilities, net	1,035	2,057	1,144
	2,592	4,558	3,221
Shareholder's Equity
Ordinary shares	10,406	10,399	10,400
Additional paid in capital	178,873	177,193	177,874
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(8)	57	46
Capital reserve from available for sale financial assets	(5)	34	(4)
Capital reserve from share-based payments	9,246	10,413	9,566
Capital reserve from employee benefits	(337)	(81)	(337)
Accumulated deficit	(100,769)	(110,815)	(104,563)
	93,916	83,710	89,492
	$115,121	$111,989	$122,110

The accompanying Notes are an integral part of the Consolidated Financial Statements

KAMADA LTD.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands

Revenues from proprietary products	47,646	50,568	9,454	17,058	79,559
Revenues from distribution	18,612	16,547	5,521	5,860	23,266

Total revenues	66,258	67,115	14,975	22,918	102,825

Cost of revenues from proprietary products	30,506	32,727	7,869	11,509	51,335
Cost of revenues from distribution	15,536	13,930	4,587	4,961	19,402

Total cost of revenues	46,042	46,657	12,456	16,470	70,737

Gross profit	20,216	20,458	2,519	6,448	32,088

Research and development expenses	7,174	10,056	2,323	3,418	11,973
Selling and marketing expenses	2,724	3,133	818	1,021	4,398
General and administrative expenses	6,132	6,270	1,902	2,323	8,273
Other expenses	311	-	-	-	-
Operating income ( loss)	3,875	999	(2,524)	(314)	7,444

Financial income	628	266	214	92	500
Financial expenses	(297)	(50)	(84)	(14)	(162)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	334	(479)	3	-	(612)
Income ( loss) before taxes	4,540	736	(2,391)	(236)	7,170
Taxes on income	(11)	87	-	-	269

Net Income ( loss)	4,551	649	(2,391)	(236)	6,901

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	(1)	15	28	3	(23)
Gain (loss) on cash flow hedges	(88)	303	56	(69)	329
Net amounts transferred to the statement of profit or loss for cash flow hedges	34	(219)	27	(103)	(256)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	(256)
Total comprehensive income (loss)	$4,496	$748	$(2,280)	$(405)	$6,695

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.11	$0.02	$(0.06)	$(0.01)	$0.18
Diluted income (loss) per share	$0.11	$0.02	$(0.06)	$(0.01)	$0.18

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits

		Additional paid in capital						Accumulated deficit	Total equity
	Share capital

	In thousands

Balance as of January 1, 2018 (audited)	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
Net income	-	-	-	-	-	-	-	4,551	4,551
Other comprehensive loss	-	-	(1)	-	(54)	-	-	-	(55)
Total comprehensive income (loss)	-	-	(1)	-	(54)	-	-	4,551	4,496
Exercise and forfeiture of share-based payment into shares	6	999	-	-	-	(999)	-	-	6
Cost of share-based payment	-	-	-	-	-	679	-	-	679
Balance as of September 30, 2018	$10,406	$178,873	$(5)	$(3,490)	$(8)	$9,246	$(337)	$(100,769)	$93,916

	Share capital	Additional paid in capital	Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands

Balance as of January 1, 2017 (audited)	$9,320	$162,671	$19	$(3,490)	$(27)	9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	649	649
Other comprehensive income	-	-	15	-	84	-	-	-	99
Total comprehensive income (loss)	-	-	15	-	84	-	-	649	748
Exercise and forfeiture of share-based payment into shares	2	41	-	-	-	(41)	-	-	2
Issuance of ordinary shares, net of issuance costs	1,077	14,481	-	-	-	-	-	-	15,558
Cost of share-based payment	-	-	-	-	-	659	-	-	659
Balance as of September 30, 2017	$10,399	$177,193	$34	$(3,490)	$57	$10,413	$(81)	$(110,815)	$83,710

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands

Balance as of July 1, 2018	$10,403	$178,745	$(33)	$(3,490)	$(91)	$9,080	$(337)	$(98,378)	$95,899
Net loss	-	-	-	-	-	-	-	(2,391)	(2,391)
Other comprehensive income	-	-	28	-	83	-	-	-	111
Total comprehensive income (loss)	-	-	28	-	83	-	-	(2,391)	(2,280)
Exercise and forfeiture of share-based payment into shares	3	128	-	-	-	(128)	-	-	3
Cost of share-based payment	-	-	-	-	-	294	-	-	294
Balance as of September 30, 2018	$10,406	$178,873	$(5)	$(3,490)	$(8)	$9,246	$(337)	$(100,769)	$93,916

	Share capital	Additional paid in capital	Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands

Balance as of July 1, 2017	$9,321	$162,686	$31	$(3,490)	$229	$10,221	$(81)	$(110,579)	$68,338
net income	-	-	-	-	-	-	-	(236)	(236)
Other comprehensive loss	-	-	3	-	(172)	-	-	-	(169)
Total comprehensive income (loss)	-	-	3	-	(172)	-	-	(236)	(405)
Exercise and forfeiture of share-based payment into shares	1	26	-	-	-	(26)	-	-	1
Issuance of ordinary shares, net of issuance costs	1,077	14,481	-	-	-	-	-	-	15,558
Cost of share-based payment	-	-	-	-	-	218	-	-	218
Balance as of September 30, 2017	$10,399	$177,193	$34	$(3,490)	$57	$10,413	$(81)	$(110,815)	$83,710

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of December 31, 2016 (audited)	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	6,901	6,901
Other comprehensive income (loss)	-	-	(23)	-	73	-	(256)	-	(206)
Total comprehensive income (loss)	-	-	(23)	-	73	-	(256)	6,901	6,695
Exercise and forfeiture of share-based payment into shares	3	712	-	-	-	(712)	-	-	3
Issuance of ordinary shares, net of issuance costs	1,077	14,491	-	-	-	-	-	-	15,568
Cost of share-based payment	-	-	-	-	-	483	-	-	483
Balance as of December 31, 2017 (audited)	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	In thousands
Cash Flows from Operating Activities

Net income (loss)	$4,551	$649	$(2,391)	$(236)	$6,901

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,814	2,648	874	903	3,523
Financial expenses (income), net	(665)	263	(133)	(78)	274
Cost of share-based payment	679	659	294	218	483
Income tax expense (income)	(11)	87	-	-	269
Gain (loss) from sale of property and equipment	70	(49)	-	(4)	(52)
Change in employee benefit liabilities, net	(109)	278	(18)	137	166
	2,778	3,886	1,017	1,176	4,663
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	15,346	(2,924)	9,929	863	(9,967)
Decrease (increase) in other accounts receivables	(179)	(393)	(16)	(547)	328
Decrease (increase) in inventories	(7,864)	2,450	(1,561)	928	4,524
Decrease (increase) in deferred expenses	522	872	91	(132)	594
Decrease in trade payables	(6,394)	(3,885)	(4,786)	(1,906)	(838)
Increase (decrease) in other accounts payables	(1,117)	716	(141)	(473)	71
Decrease in deferred revenues	(3,860)	(1,691)	(1,286)	(1,238)	(2,930)
	(3,546)	(4,855)	2,230	(2,505)	(8,218)
Cash received (paid) during the year for:

Interest paid	(42)	(16)	(12)	(7)	(21)
Interest received	451	266	204	117	399
Taxes paid	(17)	(14)	(8)	(4)	(116)
	392	236	184	106	262

Net cash provided by (used in) operating activities	$4,175	$(84)	$1,040	$(1,459)	$3,608

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
		In thousands
Cash Flows from Investing Activities

Proceeds from sale of (investment in) short term investments, net	$(1,747)	$(9,068)	$207	$(12,041)	$(11,501)
Purchase of property and equipment and intangible assets	(2,033)	(3,407)	(534)	(792)	(4,167)
Proceeds from sale of property and equipment	15	57	-	4	60
Net cash used in investing activities	(3,765)	(12,418)	(327)	(12,829)	(15,608)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	6	2	3	1	3
Receipt of long-term loans	-	279	-	279	279
Repayment of long-term loans	(450)	(380)	(149)	(142)	(530)
Proceeds from issuance of ordinary shares, net	-	15,558	-	15,558	15,568

Net cash provided by (used in) financing activities	(444)	15,459	(146)	15,696	15,320

Exchange differences on balances of cash and cash equivalent	224	(769)	(52)	(276)	(607)

Increase in cash and cash equivalents	190	2,188	515	1,132	2,713

Cash and cash equivalents at the beginning of the period	12,681	9,968	12,356	11,024	9,968

Cash and cash equivalents at the end of the period	$12,871	$12,156	$12,871	$12,156	$12,681

Significant non-cash transactions
Purchase of property and equipment through capital lease	-	282	-	-	282
Purchase of property and equipment	$215	$398	$215	$398	$1,681

The accompanying Notes are an integral part of the Consolidated Financial Statements

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of September 30, 2018 and for the three and nine months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2017 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

b.	Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

1.	IFRS 15 – Revenues from contracts with customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the modified retrospective method of adoption and elected to apply that method to all contracts that were not completed at the date of initiall application. The table below disclose IFRS 15 implementation impact for January 1, 2018, September 30, 2018 and the three and nine month then ended:

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

	As of January 01, 2018 before implementaion of IFRS 15	Difference	As of January ,01 2018 according to IFRS 15

Accumulated deficit	(104,563)	(757)	(105,320)

	Before implementation of IFRS 15	Difference	According to IFRS 15
As of September 30, 2018
Current Liabilities
Deferred revenues	2,322	209	2,531

	Before implementation of IFRS 15	Difference	According to IFRS 15
Nine months period ended September 30,2018
Revenues from proprietary products	47,041	605	47,646
Financial Income (expense)	722	(57)	665
Net income (loss)	4,003	548	4,551

	Before implementation of IFRS 15	Difference	According to IFRS 15
Three months period ended September 30,2018
Revenues from proprietary products	9,248	206	9,454
Financial Income (expense)	144	(11)	133
Net income (loss)	(2,586)	195	(2,391)

There is no material impact on the basic and diluted EPS and on the statement of cash flow.

The Company is in the business of development, manufacturing and sale of plasma-derived therapeutics products and distribution in Israel of drugs manufacture by other companies. In addition, the Company received certain milestone and advances from Commercialization, Distribution and License Agreements with strategic partners.

Sale of goods
Application of the IFRS 15 to contracts with customers in which the sale of product is generally expected to be the only performance obligation does not have any impact on the Company’s profit or loss following implementation of IFRS 15. The revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Customers payment terms are as acceptable in the industry.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

In implementation of IFRS 15, the Company is considering the following:

a.	Variable consideration

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, the Company recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which are estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15 on the financial statements.

b.	Upfront and milestone payments

Agreements with strategic partner that include upfront and milestone payments contain a performance obligation that is satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Company. Until December 31, 2017, the Company deferred the upfront payments and recognized revenue over time by reference to the stage of completion.

Prior to the adoption of IFRS 15, the Company presented these advances as Deferred revenue in the statement of financial position. No interest was accrued on the long-term advances received under the previous accounting policy.

Under IFRS 15, the Company continues to recognize revenue for upfront payments over time rather than at a point of time. The Company identified the existence of a significant financing component resulting from an upfront payment. As of January 1, 2018 an amount of $ 757 thousands was recognized as an increase of the deferred revenue against accumulated deficit and through 2018 will be recognize as revenue against finance expense in the financial statements. The majority of the deferred revenue will be recognized as revenue in 2018.

c.	Presentation and disclosure

As required for the condensed interim financial statements, the Company disaggregated revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Note 3 for the disclosure on disaggregated revenue.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

2.	IFRS 9 - Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that were measured at Fair Value through profit and loss are being measured at Fair Value through other comprehensive income (loss) due to implementation of IFRS 9, starting from January 1, 2018. In addition, the Company measures expected credit loss of the securities that are measured at fair value

a.	Classification and measurement

Comprehensive income (loss). There is no material impact from the adoption of IFRS 9 on the financial statements of the Company.  Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortised cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the Company’s debt financial assets are, as follows:

•
Debt instruments at amortised cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Company’s Trade and other receivables.

•
Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category are the Company’s quoted debt instruments that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. Under IAS 39, the Company’s quoted debt instruments were classified as available-for-sale (AFS) financial assets.

Financial assets at FVPL comprise derivative instruments and quoted equity instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Under IAS 39, the Company’s quoted equity securities were classified as AFS financial assets.

b.	Impairment

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date.

c.	Hedge accounting

The Company applied hedge accounting prospectively. At the date of the initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. The adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s financial statements.

c.	Reclassification of prior periods' amounts

Certain amounts in the second quarter of 2018 financial statements have been reclassified. The reclassification had no effect on previously reported net loss or shareholders' equity.

Note 3:-	Operating Segments

a.	General:

    The company has two operating segments, as follows:

Proprietary Products	-	Manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution in Israel of imported drugs products, manufacture by third parties, most of which are produced from plasma derived products.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-           Operating Segments (Cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Nine months period ended September 30, 2018
Revenues	$47,646	$18,612	$66,258
Gross profit	$17,140	$3,076	$20,216
Unallocated corporate expenses			(16,341)
Finance income, net			665
Gain before taxes on income			$4,540

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Nine months period ended September 30, 2017
Revenues	$50,568	$16,547	$67,115
Gross profit	$17,841	$2,617	$20,458
Unallocated corporate expenses			(19,459)
Finance expense, net			(263)
Gain before taxes on income			$736

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-           Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended September 30, 2018
Revenues	$9,454	$5,521	$14,975
Gross profit	$1,585	$934	$2,519
Unallocated corporate expenses			(5,043)
Finance income, net			133
Gain before taxes on income			$(2,391)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended September 30, 2017
Revenues	$17,058	$5,860	$22,918
Gross profit	$5,549	$899	$6,448
Unallocated corporate expenses			(6,762)
Finance income, net			78
Loss before taxes on income			$(236)

	Proprietary Products	Distribution	Total
	In thousands
	Audited
Year Ended December 31, 2017
Revenues	$79,559	$23,266	$102,825
Gross profit	$28,224	$3,864	$32,088
Unallocated corporate expenses			(24,644)
Finance expenses, net			(274)
Gain before taxes on income			$7,170

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Nine months period ended September 30, 2018
	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Geographical markets
U.S.A.	$37,128	$-	$37,128
Israel	3,150	18,612	21,762
Europe	2,684	-	2,684
Latin America	2,814	-	2,814
Asia & others	1,870	-	1,870
	$47,646	$18,612	$66,258

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.   Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
September 30, 2018
Fair value through other comprehensive income :
Debt securities (corporate and government)	$1,667	$8,137
Derivatives instruments	-	72
	$1,667	$8,209

	Level 1	Level 2
	In thousands
September 30, 2017
Marketable securities at fair value through profit or loss:
Equity shares	$79	$-
Mutual funds	442	-
Debt securities (corporate and government)	1,167	-
	$1,688	$-
Derivatives instruments		$93
Available for sale debt securities (corporate and government)	$-	$8,162

	$1,688	$8,255

	Level 1	Level 2
	In thousands
December 31, 2017
Marketable securities at fair value through profit or loss:
Equity shares	$77	$-
Mutual funds	456	-
Debt securities (corporate and government)	1,130	-
	1,663
Derivatives instruments	-	(8)
Available for sale debt securities (corporate and government)	-	8,597
	$1,663	$8,589

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-           Financial Instruments (cont.)

b.
During the nine months ended on September 30, 2018 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 5:-	Significant Events during the period

a.	On June 27, 2018 the Company's Board of Directors approved the grant of the following equity instruments to the Company's employees, management and directors:

1.
Options to purchase up to 390,825 Ordinary Shares of the Compnay at an exercise price of NIS 18.03 or NIS 18.93 per share, and up to 57,308 Restricted Shares (“RS”) (with no exercise price) to the Company’s management and employees. The fair value of the options and of the RSs was estimated based on the Binomial Model, was $741 thousands and $293 thousands, respectively.

2.
Options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 18.93 per share and 30,000 RS to Mr. Amir London, the Company’s CEO. The initial fair value of the options and of the RSs estimated based on the Binomial Model was $167 thousands and $153 thousands, respectively.

3.
Options to purchase 45,000 Ordinary Shares of the Company at an exercise price of NIS 18.93 per shares to nine Board of Directors members. The initiatl fair value of the options estimated based on the Binomial Model was $84 thousands.

The grant of the equity instruments to the Mr. London and the Board of Directors members are subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by the end of 2018.

b.
On June 27, 2018 the Company's Board of Directors approved the increase of Mr. London’s monthly gross salary to NIS 82,500 (or $22,627), effective as of July 1, 2018. The increase in Mr. London’s salary is subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by the end of 2018.

c.
In December 2013, the Company signed a collective bargaining agreement with the Histadrut and the Employees’ Committee, which expired in December 31, 2017.  During 2018, the Company and the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”) have been negotiating the renewal of the collective bargaining agreement.  On July 22, 2018, during the course of the negotiations, the Employee’s Committee commenced a labor strike. On August 15, 2018 a binding Memorandum of Understanding (the “MOU”) was signed between the Compnay, the Histadrut and the Employee’s Committe and the labor strike was terminated. The Compnay, the Histadrut and the Emplpoyee’s Committee are currently negoitiating the new collective bargaining agreement based on the terms of the MOU.

As a result of the labor strike, the Company recorded, during the third quarter of 2018, a one-time loss of $0.8 million due to loss of in-process materials and $1.8 million of overhead cost charges due to lower than standard production level in the third quarter.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period (Cont.)

d.
On August 6, 2018 the Company's Board of Directors approved the grant of options to purchase 12,000 Ordinary Shares of the Compnay at an exercise price of NIS 20.09 per share, and 4,000 Restricted Shares (“RS”) (with no exercise price) to a Company’s employee. The fair value of the options and of the RSs was estimated based on the Binomial Model, was $25 thousands and $22 thousands, respectively.

Note 6:-	Subsequent Events

a.
On October 15, 2018 the Company's Board of Directors approved the grant of options to purchase 15,000 Ordinary Shares of the Compnay at an exercise price of NIS 22.87 per share, and 5,000 Restricted Shares (“RS”) (with no exercise price) to a new member of its management. The initial estimated fair value of the options and of the RSs was estimated based on the Binomial Model, was $32 thousands and $29 thousands, respectively.

b.
On Novemebr 5, 2018 the Company's Board of Directors approved the grant of options to purchase 90,000 Ordinary Shares of the Compnay at an exercise price of NIS 22.54 per share to a Company’s Board of Directors members. The initial estimated fair value of the options was $178 thousands. This grant is subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by the end of 2018.